EXHIBIT 12.4
NORTEL NETWORKS CORPORATION
STATEMENT OF COMPUTATION OF OTHER RATIOS
Computation of Consolidated Fixed Charge Coverage Ratio
For more information on Adjusted EBITDA and Consolidated Fixed Charges, see “Summary—Selected Historical Consolidated Financial Information of NNC” in the prospectus included in the registration statement to which this document is an exhibit (the “Prospectus”).
Computation of Adjusted EBITDA

	Year ended December 31,
(Millions of U.S. dollars)	2006	2005	2004
Net earnings (loss) from continuing operations	$19	$(2,611)	$(296)

Interest expense	318	219	202
Income tax expense (benefit)	60	(81)	(20)
Amortization and depreciation	290	302	341
Dividends on preferred shares	38	26	22

EBITDA	725	(2,145)	249

Net (income) loss of equity investments except cash distributions	3	(3)	—
Restructuring charges	105	169	181
(Gain) loss on sale of businesses and assets	(206)	47	(91)
Loss on BSNL contract	13	148	160
Customer financing receivable restructuring gains	—	(10)	(97)
Non-cash compensation expense	103	89	117
Restatement costs	48	102	97
Finance transformation costs	51	40	—
Shareholder litigation settlement expense	(219)	2,474	—
Regulatory investigation expense	—	—	—
Foreign exchange gains	12	(59)	(65)
Adjustment for asset sale	113	—	—

Adjusted EBITDA	$748	$852	$551
Computation of Consolidated Fixed Charges

	Year ended
	December 31,
(Millions of U.S. dollars)	2006	2005	2004
Interest expense	$318	$219	$202
Dividends on preferred shares	53	37	33
Adjustments for changes in indebtedness	31	—	—

Consolidated Fixed Charges	$402	$256	$235
Consolidated Fixed Charge Coverage Ratio
Consolidated Fixed Charge Coverage Ratio represents the ratio of Adjusted EBITDA to Consolidated Fixed Charges (see “Description of the New Notes — Certain Definitions”).

	Year ended December 31,
	2006	2005	2004
Consolidated Fixed Charge Coverage Ratio	1.86	3.33	2.34

Computation of Ratio of Net Debt to Adjusted EBITDA
See “Computation of Consolidated Fixed Charge Coverage Ratio” above for a computation of Adjusted EBITDA. For more information on total debt, see “Summary—Selected Historical Consolidated Financial Information of NNC.”
Computation of Net Debt

	As of December 31,
(Millions of U.S. dollars)	2006	2005
Total debt	4,500	3,896
Unrestricted cash and cash equivalents	3,492	2,951

Net debt	1,008	945
Adjusted EBITDA

	For the year ended
	December 31,
(Millions of U.S. dollars)	2006	2005
Adjusted EBITDA	748	852
Ratio of Net Debt to Adjusted EBITDA

	Year ended December 31,
	2006	2005
Ratio of net debt to Adjusted EBITDA	1.35	1.11

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